SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1 Voting rights attached to shares- Article 12(1) of directive 2004/109/EC Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ryanair Holdings Plc

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation:	Lloyds Banking Group plc
4. Full name of shareholder(s) (if different from 3.):	See Section 9.
5. Date of the transaction and date on which the threshold is crossed or reached:	4 May 2011
6. Date on which issuer notified:	5 May 2011
7. Threshold(s) that is/are crossed or reached:	Indirect holdings increased to above 3%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ord Euro 0.00635 IE00B1GKF381	N/A below reportable threshold		0	0	45,350,306	0.000%	3.045%
ADR US7835131043	N/A below reportable threshold		0	0	62,275	0.000%	0.004%
SUBTOTAL A Based on aggregate voting rights	N/A below reportable threshold		0	0	45,412,581	0.000%	3.049%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
45,412,581	3.049%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Shares
41,013,943 shares (2.753%) are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

ADR
12,455 ADR's representing 62,275 voting rights are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

Proxy Voting:
10. Name of the proxy holder: Place and date on which proxy holder will cease to hold voting rights:	N/A
11. Additional Information Notification using Total Voting Rights figure of: Contact:	1,489,582,805 Matthew Wilson (0113 2357729)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 May, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary